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July 14, 2006                                       Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637

                                                         Main Tel (312) 782-0600
                                                         Main Fax (312) 701-7711
                                                          www.mayerbrownrowe.com

Via U.S. Mail And Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Susan Block
             Joshua Ravitz

RE:      VOLKSWAGEN AUTO LEASE UNDERWRITTEN FUNDING, LLC
         REGISTRATION STATEMENT ON FORM S-3
         FILED MAY 3, 2006
         FILE NO. 333-133770

      On behalf of Volkswagen Auto Lease Underwritten Funding, LLC (the "Depositor") and in response to an oral comment from the staff (the "Staff") of the Securities and Exchange Commission on Amendment No. 2 to the above-captioned Registration Statement, filed on July 11, 2006 (the "Registration Statement"), we hereby submit this reply. Unless otherwise noted, the use of "we", "us" and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

      In its oral comment, the Staff referred to page S-6 of the form of Prospectus Supplement relating to the Loan Prospectus (the "Loan Prospectus Supplement") under the heading "Depositor/Seller," and asked why an affiliate of the seller might be the initial holder of the issuing entity's certificates and whether those certificates are included in publicly offered Asset Backed Notes and Certificates registered under the Registration Statement. To clarify, in the Loan Prospectus Supplement, the "issuing entity's certificates" are not referring to Asset Backed Certificates offered to investors, but rather to the retained equity interests in the issuing entity, which are subordinated to the offered Notes and owned by the Depositor or one of its affiliates.


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July 14, 2006
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      If you have any further questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776.

                                              Sincerely,

                                              /s/ Stuart M. Litwin

                                              Stuart M. Litwin


cc:   Allen L. Strang
      William A. Horwath